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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)

                     ------------------------------------


                     FOX STRATEGIC HOUSING INCOME PARTNERS
                           (Name of Subject Company)

                            IPLP ACQUISITION I LLC
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------


                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------








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            This Amendment No. 6 amends and supplements the Tender Offer
Statement on Schedule 14D- 1 originally filed with the Commission on August 28, 1997, as amended by Amendment No. 1 filed with the Commission on September 10, 1997, Amendment No. 2 filed with Commission on September 15, 1997, Amendment No. 3 filed with the Commission on September 26, 1997, Amendment No. 4 filed with the Commission on October 1, 1997 and Amendment No. 5 filed with the Commission on October 3, 1997 (the "Statement"), by IPLP Acquisition I LLC (the "Purchaser"), Insignia Properties, L.P, Insignia Properties Trust and Insignia Financial Group, Inc., relating to the tender offer of the Purchaser to purchase up to 11,750 of the outstanding units of limited partnership interest (the "Units") of Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), at $260.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.



ITEM 10.  ADDITIONAL INFORMATION.

         (f) On Friday, October 3, 1997, the Purchaser extended the expiration date of the Offer to 5:00 p.m., New York time, on Monday, October 6, 1997. On October 6, 1997, the Purchaser issued a press release announcing such extension and reporting that approximately 4,164 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(7) to this Amendment No. 6 and is incorporated herein by reference in its entirety.

          The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Monday, October 6, 1997. The Purchaser currently is reviewing the tendered materials submitted by holders of Units and intends to determine as promptly as practicable the number of Units validly tendered and not withdrawn pursuant to the Offer. In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, the Purchaser will promptly pay the consideration due to holders of those Units that have been accepted for payment. Upon a final determination of the number of and payment for Units validly tendered, the Purchaser will file a final Amendment to this Statement reporting the results of the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(7) Text of press release issued by the Purchaser on October 6, 1997.


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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 1997


                                              IPLP ACQUISITION I LLC


                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner



                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By:    /s/ FRANK M. GARRISON
                                                    ---------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director


                                       3

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                                 EXHIBIT INDEX



   EXHIBIT NO.                    DESCRIPTION

    (a)(7)    Text of press release issued by the Purchaser on October 6, 1997.


















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